Exhibit 99.1

Annual General Shareholders’ Meeting of TRINITY BIOTECH plc						Annual General Shareholders’ Meeting of TRINITY BIOTECH plc to be held September 30, 2022 For Holders as of September 2, 2022
Date:		September 30, 2022
See Voting Instruction On Reverse Side.
						INTERNET		TELEPHONE
Please make your marks like this: x Use pen only						Go To		1-855-574-1384
						www.proxypush.com/trib • Cast your vote online. • View Meeting Documents.	OR	• Use any touch-tone telephone. • Have your Voting Instruction Form ready. • Follow the simple recorded instructions.
Board Recommendation The Board of Directors recommends a vote in favor for all resolutions.
			For	Against	Abstain		MAIL
AGM Ordinary Business						• Mark, sign and date your Voting Instruction Form. OR • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.
1.	Authority to increase authorised share capital.		☐	☐	☐
2.	Reappointment of statutory auditor.		☐	☐	☐
3.	Remuneration of statutory auditor.		☐	☐	☐	All votes must be received by 12:00 pm, New York time September 26, 2022.
4.	Re-election of directors.
	4(a)	Aris Kekedjian.	☐	☐	☐		PROXY TABULATOR FOR TRINITY BIOTECH PLC P.O. BOX 8016 CARY, NC 27512-9903
	4(b)	Michael Sung Soo Kim.	☐	☐	☐
	4(c)	Seon Kyu Jeon.	☐	☐	☐
5.	Review of the affairs of the Company and consideration of the statutory financial statements and the reports of the directors and statutory auditors thereon.		☐	☐	☐
Special Business
6.	Alteration of Memorandum of Association.		☐	☐	☐
7.	Adoption of new Articles of Association.		☐	☐	☐
8.	Authority to make market purchases of own shares.		☐	☐	☐	EVENT #
9.	Re-issue of treasury shares.		☐	☐	☐	CLIENT #

Authorized Signatures - This section must be completed for your instructions to be executed.

		Please Sign Here		Please Date Above

		Please Sign Here		Please Date Above

 TRINITY BIOTECH plc

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 P.M. New York time on September 26, 2022)

The undersigned registered owner of Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such Receipt of TRINITY BIOTECH plc, registered in the name of the undersigned on the books of the Depositary as of the close of business September 2, 2022 at the Annual General Meeting of the Members of TRINITY BIOTECH plc, to be held on September 30, 2022 at 10:00 a.m. (Local Time) in respect of the resolutions specified on the reverse.

NOTE:

1.	Instructions as to voting on the specific resolutions should be indicated by an “X” in the appropriate box.

2.	The Depositary shall not vote or attempt to exercise the right to vote that attached to the shares or other deposited securities, other than in accordance with instructions.

(Continued and to be marked, dated and signed, on the other side)

 Ordinary Resolutions 1, 2, 3, 4, 5

1. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT the authorised share capital of the Company be increased with immediate effect from 232,700,000 A Ordinary Shares of US$0.0109 each to 832,700,000 A Ordinary Shares of US$0.0109 each by the creation of an additional 600,000,000 A Ordinary Shares of US$0.0109 each, such additional shares to rank pari passu in all respects with the existing A Ordinary Shares in the capital of the Company.”

2. To re-appoint Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

3. To authorise the board of directors to fix the statutory auditors’ remuneration.

4. To re-elect the following directors (in each case by separate resolution) who in each case retires, and, being eligible, offers himself for re-election:

(a.)	Aris Kekedjian;

(b.)	Michael Sung Soo Kim; and

(c.)	Seon Kyu Jeon.

5. To review the affairs of the Company and consider the statutory financial statements of the Company for the year ended December 31, 2021 together with the reports of the directors and statutory auditors thereon.

Special Resolutions 6, 7, 8, 9

6. To consider and, if thought fit, pass the following resolution as a special resolution:

“THAT the Memorandum of Association of the Company be altered by:

(a.)	the insertion of the words “(the “Company”)” at the end of clause 1;

(b.)	the insertion of the words “registered under Part 17 of the Companies Act 2014 (as amended) (the “Act”)” at the end of clause 2;

(c.)	the deletion of the word “tine” in clause 3.1.3 and the substitution therefor of the word “the”;

(d.)	the insertion of the words “health and wellness related service providers” immediately following the words “businesses of researchers, manufacturers,” in clause 3.1.3;

(e.)	the deletion of the words “Section 155 of the Companies Act, 1963” in clause 3.14 and the substitution therefor of the words “Section 7 and 8 of the Act”; and

(f.)
the deletion of the words “The share capital of the Company is US$2,187,630 divided into 200,700,000 A Ordinary Shares of US$0.0109 each” in clause 5 and the substitution therefor of the words “The share capital of the Company is US$9,076,430 divided into 832,700,000 A Ordinary Shares of US$0.0109 each.”

7. To consider and, if thought fit, pass the following resolution as a special resolution:

“THAT, the Articles of Association of the Company, which have been signed for identification purposes by the Chairman of this annual general meeting and which have been available for inspection on the Company’s website www.trinitybiotech.com and at the registered office of the Company since the date of issue of the Notice of this annual general meeting, be approved and adopted as the new Articles of Association of the Company on and with immediate effect from the passing of this Resolution in substitution for, and to the exclusion of, the existing Articles of Association of the Company.”

8. To consider and, if thought fit, pass the following resolution as a THAT, the Company and/or any subsidiary (as defined by Section 7 of the Companies Act 2014) of the Company be generally authorised to make overseas market purchases (as defined by Section 1072 of that Act) on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) market of A ordinary shares of US$0.0109 each issued in the capital of the Company (the “Share(s)”) and/or American Depositary Receipts evidencing the Shares (the “ADRs”), on such terms and conditions and in such manner as the directors may determine from time to time but subject, however, to the provisions of the Companies Act 2014, the Articles of Association of the Company and to the following provisions:

(a.)
the maximum number of the Shares (or Shares evidenced by ADRs) authorised to be acquired pursuant to this resolution shall not exceed 25% of the Shares in issue of the Company as at the close of business on the date of the passing of this resolution;

(b.)	the minimum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share evidenced by ADRs) shall be an amount equal to the nominal value of that Share; and

(c.)
the maximum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share evidenced by ADRs) shall be an amount equal to 110% of the product of the average of the NASDAQ official close price of the ADRs for the period of ten business days immediately preceding the day on which the Share is purchased divided by the number of Shares evidenced by one ADR.

The authority hereby conferred shall expire at the close of business on the date which is five years after the date of passing this resolution unless previously revoked, varied or renewed in accordance with the provisions of Section 1074 of the Companies Act 2014. The Company and/or any subsidiary of the Company may, before such expiry, enter into a contract for the purchase of Shares and/or ADRs which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired.”

9. To consider and, if thought fit, pass the following resolution as a special resolution:

“THAT, for the purposes of Section 1078 of the Companies Act 2014, the re-allotment price range at which A ordinary shares of US$0.0109 each issued in the capital of the Company (the “Share(s)”) and/or American Depositary Receipts evidencing the Shares (the “ADRs”), held as treasury shares (as defined by Section 106 of that Act) (“Treasury Shares”) may be re-allotted off-market shall be as follows:

(a.)	the maximum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be $30.00; and

(b.)	the minimum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be an amount equal to 85% of the Relevant Price.

For the purposes of this resolution, the expression “the Relevant Price” shall mean the average of the National Association of Securities Dealers Automated Quotation official close price of the ADRs (being appropriately adjusted, where relevant, by dividing such closing price by the number of Shares evidenced by one ADR) for the period of ten business days immediately preceding the day on which the Treasury Share is re-allotted. The authority hereby conferred shall expire at the close of business on the date which is eighteen months after the date of passing this resolution unless previously revoked, varied or renewed in accordance with and subject to the provision of the said Section 1078.”